August 12, 2009

Via EDGAR

Mr. Tim Buchmiller
Securities and Exchange Commission
Washington, DC 20549

Re:	Form S-1 Registration Statement
File No 333-156139

Dear Mr. Buchmiller:

The Board of Directors of our Company has resolved to withdraw the pending Registration Statement filed on Form S-1 with the Commission, effective immediately.

Please acknowledge the withdrawal of our Company's Registration Statement.

We appreciate your cooperation in this matter.

Very truly yours,

MATECH CORP.

By:	/s/ Robert Bernstein
Robert Bernstein,
President and Co-CEO